

January 18, 2011

Via U.S. Mail

Mr. Peter Mainz
Chief Executive Officer
Sensus (Bermuda 2) Ltd./Sensus USA Inc.
8601 Six Forks Road, Suite 700
Raleigh, NC   27615

> **Re: Sensus (Bermuda 2) Ltd./Sensus USA Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 17, 2010**
> **Form 8-K/A filed December 13, 2010**
> **File No. 333-113658**

Dear Mr. Mainz:

        This letter confirms that as we advised you on December 15, 2010, we completed our review of the above filings and had no further comments at that time.

                                Sincerely,

                                Kevin Vaughn
                                Accounting Branch Chief